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[SUTHERLAND ASBILL & BRENNAN LLP LETTERHEAD]      1275 Pennsylvania Avenue NW
                                                  Washington, D.C. 20004-2415
                                                                 202.383.0100
                                                             fax 202.637.3593
                                                               www.sablaw.com

W. THOMAS CONNER
DIRECT LINE: 202.383.0590
Internet: thomas.conner@sablaw.com

                               January 11, 2007

VIA MESSENGER
_______________

William J. Kotapish, Esq.
Division of Investment Management
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

   Re: Template Request for MetLife Investors Insurance Company, et al.,
       Metropolitan Life Insurance Company, and New England Life Insurance
       Company
       _____________________________________________________________________

Dear Mr. Kotapish:

   In accordance with Rule 485(b)(1)(vii) under the Securities Act of 1933 (the "1933 Act"), on behalf of MetLife Investors Insurance Company ("MLI"), MetLife Investors USA Insurance Company ("MLI USA" and together with MLI, "MLI"), Metropolitan Life Insurance Company ("MLIC"), and New England Life Insurance Company ("NEF," and together with MLI and MLIC, the "Companies"), we respectfully request the approval of the Securities and Exchange Commission (the "Commission") to file certain post-effective amendments to registration statements on Form N-4 for certain variable annuity insurance contracts (the "Contracts") issued through various separate accounts of the Companies (the "Replicate Filings") under paragraph (b) of Rule 485.

   In this regard, MLI USA filed on January 11, 2007, under Rule 485(a)(1) of the 1933 Act, the following "template" post-effective amendment filing to amend the prospectuses for the Contracts to add new disclosure to describe the enhancement of a guaranteed minimum income benefit called the "Guaranteed Minimum Income Benefit Plus" to be offered by rider under the Contracts (the "New Disclosure"):

  . MLI USA's Post-Effective Amendment No. 20 to the Registration Statement on Form N-4 for MetLife Investors USA Separate Account A, File
      No. 333-54464 (Series VA) ("Template Filing").

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William J. Kotapish, Esquire
January 11, 2007
Page 2


   The Companies propose to add the New Disclosure from the Template Filing to the following Replicate Filings:

  . MLI's Post-Effective Amendment No. 15 to the Registration Statement on Form N-4 for MetLife Investors Variable Annuity Account One, File
      No. 333-51950 (Class XC);

  . MLI's Post-Effective Amendment No. 19 to the Registration Statement on Form N-4 for MetLife Investors Variable Annuity Account One, File
      No. 333-50540 (Class VA);

  . MLI's Post-Effective Amendment No. 16 to the Registration Statement on Form N-4 for MetLife Investors Variable Annuity Account One, File
      No. 333-52272 (Class L and Class L-4 Year);

  . MLI's Post-Effective Amendment No. 14 to the Registration Statement on Form N-4 for MetLife Investors Variable Annuity Account One, File
      No. 333-59864 (Class C);

  . MLI USA's Post-Effective Amendment No. 18 to the Registration Statement on Form N-4 for MetLife Investors USA Separate Account A, File
      No. 333-54466 (Series XC);

  . MLI USA's Post-Effective Amendment No. 15 to the Registration Statement on Form N-4 for MetLife Investors USA Separate Account A, File
      No. 333-54470 (Series L and Series L-4 Year);

  . MLI USA's Post-Effective Amendment No. 13 to the Registration Statement on Form N-4 for MetLife Investors USA Separate Account A, File
      No. 333-60174 (Series C);

  . MLI USA's Post-Effective Amendment No. 2 to the Registration Statement on Form N-4 for MetLife Investors USA Separate Account A, File
      No. 333-125753 (Vintage XC and Vintage L);

  . NEF's Post-Effective Amendment No. 13 to the Registration Statement on Form N-4 for New England Variable Annuity Separate Account, File
      No. 333-51676 (American Forerunner Series); and

  . MLIC's Post-Effective Amendment No. 14 to the Registration Statement on Form N-4 for Metropolitan Life Separate Account E, File No. 333-52366 (Preference Plus Select).

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William J. Kotapish, Esquire
January 11, 2007
Page 3


   In connection with this request, the Companies confirm that:

  . The New Disclosure in the Template Filing is a fair representation of the New Disclosure to be added to the Replicate Filing, and the New Disclosure in the Replicate Filing will be substantially identical to the New Disclosure in the Template Filing so that the Companies will be able to revise the Replicate Filings effectively to reflect SEC Staff comments on the Template Filing./1/

  . The Replicate Filings will effectively incorporate changes made to the New Disclosure included in the Template Filing in response to SEC Staff comments thereon.

  . With the exception of the New Disclosure, no Replicate Filing will include changes that would otherwise render it ineligible for filing under Rule 485(b) under the 1933 Act.

                                  *    *    *

   We understand that the Commission Staff will respond orally to this request. Please direct your reply to the undersigned at 202.383.0590. Thank you for your assistance with and attention to this matter.

                                                  Sincerely,

                                                  /s/ W. Thomas Conner
                                                  ------------------------------
                                                  W. Thomas Conner
cc: Robert Lamont, Esq.
    Aneal Krishnamurthy

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/1/  NEF's and MLIC's practice is to include a paragraph disclosing rider charges in the section of its prospectus that describes charges AND in the sections of its prospectus that describe the rider. In contrast, MLI and MLI USA prospectuses generally, and accordingly, the Template Filing, only disclose rider charges in the section of its prospectus that describe charges. Although the sections that describe the rider in NEF's and MLIC's prospectuses include this additional disclosure regarding charges, the Companies confirm that NEF's and MLIC's prospectus disclosure regarding the actual rider is substantially identical to the disclosure in the Template Filing.